UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

vFINANCE, INC.

(Name of Issuer)

  Beneficial Ownership in COMMON STOCK, $0.01 par value

(Title of Class of Securities)

 92553T104

(CUSIP Number)

  PETER TICKTIN ESQUIRE
TICKTIN & RODRIGUEZ, P.A.

P.O. Box 811554
Boca Raton, Florida 33481-1554
(561) 392-6933

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

  May 11, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92553T104		Page 2 of Pages
1.	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only):
Sterling Financial Group of Companies, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions):	(a) ☐
(b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐
6.	Citizenship or Place of Organization: U.S.A
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 13,000,000
	8.	Shared Voting Power: N/A
	9.	Sole Dispositive Power: 13,000,000
	10.	Shared Dispositive Power: N/A
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,000,000
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
	13.	Percent of Class Represented by Amount in Row (11): 24.47%
	14.	Type of Reporting Person (See Instructions): CO

Item 1. Security and Issuer

Beneficial Ownership in Common Stock. The issuer is vFinance Inc. whose principal executive office is at 3010 North Military Trail, Suite 300, Boca Raton, Florida 33431.

Item 2. Identity and background

Sterling Financial Group of Companies, Inc., principal place of business is 1200 North Federal Highway, Suite 401, Boca Raton, Florida 33432.

Item 3. Source and Amount of Funds or Other Consideration

On May 11, 2006, vFinance Investments, a wholly-owned subsidiary of vFinance, Inc. (Collectively referred to as vFinance Investments), entered into an asset purchase agreement to acquire certain assets of Sterling Financial Investment Group, Inc.(“the Reporting Person”) and Sterling Financial Group of Companies, Inc. (“SFGC” and together with SFIG “ Sterling Financial”.) In exchange for Sterling Financial’s assets, vFinance was required to deliver to the Reporting Person, 13 million shares of vFinance’s common stock.

Item 4. Purpose of Transaction.

The 13,000,000 shares of Common Stock (“Shares”) were acquired through an asset purchase agreement between the issuer and the Reporting Person. Other than what was agreed to in the assets purchase agreement, the Reporting Person presently has no plans or proposals that relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale of transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)	Any change in the present board of directors or management or the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person.

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i)	A class of equity securities of the issuer becoming eligible for termination or registration pursuant to Section 12(g)(4) of the ACT; or

(j)	Any action similar to any of those enumerated above.

The Reporting Person may in the future consider, discuss or vote upon plans or proposals of the type described in this Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) The following table sets forth the aggregate number of shares of Common Stock that the Reporting Person beneficially owned as of May 15, 2006, and the percent of the class such shares believed to be outstanding.

Name	No. of Shares beneficially owned	Percent of Class
Sterling Financial Group of Companies, Inc.	13,000,000	24.47%

(b) The Reporting Person has sole voting and dispositive power with respect to the Shares.

(c) Except for transaction described in Item 3 above, the Reporting Person has not effected any transactions in shares of Issuer Common Stock during the past 60 days.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Issuer and the Reporting Person entered in to an asset purchase agreement wherein the Issuer intended to acquire certain assets of Sterling Financial. The Issuer and Sterling Financial entered into an amendment of assets purchase agreement and a second amendment to asset purchase agreement on May 11, 2006. Pursuant to the assets purchase agreement, as amended, the assets acquired from Sterling Financial include Sterling Financial’s businesses as a going concern, certain intellectual property, client accounts, and revenues, computer equipment, and certain real property leases (“Acquired Assets”).

The Issuer has also granted the Reporting Person certain registration rights with respect to the shares. On May 11, 2006, the Issuer and the Reporting Person entered into an amendment to registration rights agreement, which extended the date by which the Issuer would have to file a registration statement with eh United States Securities and Exchange Commission to six months after the cion after the closing of the transactions with Sterling Financial.

The Issuer and Reporting Person entered into a standstill agreement to provide restrictions on certain actions for a defined time period. The voting and lock up agreement also prohibits the sale, transfer, disposition or distribution distributed to any person (including, without limitation, the Reporting Person’s stockholders), by the Reporting Person of the shares issued, in full or in part for a 12-month period following the Closing date.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 22, 2006	By:	/s/ Charles Garcia
	Name:	Charles Garcia
	Title:	President